Orckit Announces 2011 Annual General Meeting

TEL AVIV, Israel, September 1, 2011 -- Orckit Communications Ltd. (Nasdaq: ORCT) today announced that its Annual General Meeting of Shareholders will be held on Thursday, October 6, 2011 at 3:00 p.m. (Israel time), at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel. The record date for the meeting is September 6, 2011. Proxy statements describing the various matters on the agenda and proxy cards for use by shareholders that cannot attend the meeting in person will be sent by the mail to the Company’s shareholders that hold shares registered with the American Stock Transfer & Trust Company, including shares held via DTC members.

The agenda of the meeting is as follows:

(1)	re-election of Eric Paneth, Izhak Tamir, Jed M. Arkin and Moti Motil as directors;

(2)	re-election of Moshe Nir and Amiram Levinberg as outside directors and election of Naomi Steinfeld as a outside director;

(3) approval of compensation to the Company's non-employee directors;

(4) approval of amendments to the Company's Articles of Association;

(5) approval of a form of amended indemnification letter in favor of directors;

(6)	reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as our independent auditors; and

(7)	consideration of our audited financial statements for the year ended December 31, 2010.

Item 1 and Item 4 require the approval of the holders of 66-2/3% of the shares present, in person or by proxy, and voting on the matter.  Items 2, 3, 5 and 6 require the approval of the holders of a majority of the shares present, in person or by proxy, and voting on the matter.  Item 7 will not involve a vote of the shareholders.

About Orckit Communications Ltd.

Orckit facilitates the delivery by telecommunication providers of high capacity broadband residential, business and mobile services over wireline or wireless networks with its Orckit-Corrigent family of products. With 20 years of field experience with Tier-1 customers located around the world,  Orckit has a firm foothold in the ever-developing world of telecommunications. Orckit-Corrigent's product portfolio includes Packet Transport Network (PTN) switches, an MPLS and MPLS-TP dual stack based portfolio enabling advanced packet, as well as legacy services over packet networks with a wide set of transport features. Orckit-Corrigent markets its products directly and indirectly through strategic alliances, as well as through distribution and reseller partners worldwide. Orckit was founded in 1990 and became publicly traded in 1996. Orckit is dually listed on NasdaqGM (ORCT) and the Tel Aviv Stock Exchange and is headquartered in Tel-Aviv, Israel.

For more information, please visit http://www.orckit.com. Follow Orckit on Twitter @ORCT